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                                                                       EXHIBIT 5

                                                                   March 6, 1997

Healthsource, Inc.
Two College Park Drive
Hooksett, NH 03106

         Attention: Dr. Norman C. Payson
                 Chairman and Executive Officer

Dear Sirs:

     We understand that Healthsource, Inc. ("Healthsource") has received an offer from CIGNA Corporation ("CIGNA") to acquire all of the outstanding shares of the common stock of Healthsource (the "Shares"). As more fully described in the Agreement and Plan of Merger (the "Merger Agreement") among Healthsource, CIGNA and CHC Acquisition Corp., a wholly-owned subsidiary of CIGNA ("Subsidiary"), Subsidiary (i) would promptly commence a tender offer to purchase all Shares for $21.75 per share in cash and (ii) as promptly thereafter as practicable, would merge with Healthsource and each outstanding Share not previously tendered would be converted into the right to receive $21.75 in cash (collectively, the "Transaction"). You have provided us with the Offer to Purchase and the Schedule 14D-9 in substantially the form to be sent to shareholders of Healthsource (collectively, the "Tender Offer Documents", which include the Merger Agreement).

     You have asked us to render our opinion as to whether the Transaction is fair, from a financial point of view, to the shareholders of Healthsource.

     In the course of our analyses for rendering this opinion, we have;

     1.  reviewed the Tender Offer Documents;

     2. reviewed Healthsource's Annual Reports to Shareholders and Annual Reports on Form 10-K for the fiscal years ended December 31, 1993 through 1995, and its Quarterly Report on Form 10-Q for the period ended September 30, 1996;

     3. reviewed certain operating and financial information, including projections, provided to us by management relating to Healthsource's business and prospects;

     4. met with certain members of Healthsource's senior management to discuss its operations, historical financial statements and future prospects;

     5. reviewed the historical prices and trading volume of the common shares of Healthsource;

     6. reviewed publicly available financial data and stock market performance data of companies which we deemed generally comparable to Healthsource;

     7. reviewed the terms of recent acquisitions of companies which we deemed generally comparable to Healthsource; and

     8. conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.
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     In the course of our review, we have relied upon and assumed the accuracy and completeness of the financial and other information provided to us by Healthsource. With respect to Healthsource's projected financial results we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Healthsource as to its expected future performance. We have not assumed any responsibility for the information or projections provided to us and we have further relied upon the assurances of the management of Healthsource that it is unaware of any facts that would make the information or projections provided to us incomplete or misleading. In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets or liabilities of Healthsource. Our opinion is necessarily based on economic, market and other conditions, and the information made available to us, as of the date hereof.

     Based on the foregoing, it is our opinion that the Transaction is fair, from a financial point of view, to the shareholders of Healthsource.

     We have acted as financial advisor to Healthsource in connection with the Transaction and will receive a fee for such services, payment of a significant portion of which is contingent upon the consummation of the Transaction.

                                          Very truly yours,

                                          BEAR, STEARNS & CO. INC.

                                          By: /s/ CURTIS LANE
                                            Senior Managing Director